EXHIBIT (a)(6)(J)


                           MEMORANDUM OF UNDERSTANDING

                  The undersigned parties to the actions filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"), consolidated under the caption IN RE EON LABS, INC. SHAREHOLDERS LITIGATION, Consolidated C.A. No. 1134-N (the "Action"), have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below:

                  WHEREAS, the consolidated amended complaint (the "Amended Complaint") in the Action asserts purported claims on behalf of plaintiffs Ellen Wiehl, Jason Hung, Erste Sparinvest Kapitalanlagegesellschaft MBH, Peter T. Calcagno, Robert Kemp, and Paulena Partners (collectively, "Plaintiffs") and a putative class of all public stockholders of Eon Labs, Inc. ("Eon") against the following defendants: Eon; Eon directors Thomas Strungmann, Bernhard Hampl, Mark
R. Patterson, Frank F. Beelitz and Douglas M. Karp (collectively, the "Eon Director Defendants"); Eon's controlling shareholder, Santo Holding (Deutschland) GmbH ("Santo"); and Novartis AG, Novartis Corporation ("Novartis U.S.") and Zodnas Acquisition Corporation ("Zodnas") (collectively, the "Defendants");

                  WHEREAS, on February 11, 2005, Eon and Novartis entered into a Confidentiality Agreement that provides, among other things, that during the period from February 11, 2005 through February 11, 2006 (the "Restricted Period"), without the prior approval of a majority of the Eon Board of Directors and a majority of the Special Committee of the Eon Board of Directors, Novartis and its affiliates will not, subject to certain additional exceptions, acquire any Eon securities other than the shares of Eon common stock owned by

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Santo, a limited liability company owned by members of the Strungmann family
(the "Santo Shares");

                  WHEREAS, on February 16-17, 2005, Novartis AG and one of its subsidiaries and members of the Strungmann family and certain of their affiliates entered into a Share and Partnership Interest Sale and Transfer Agreement (the "Hexal Sale Agreement"), pursuant to which the Novartis subsidiary agreed to purchase 100% of the Strungmann family's equity interest in Hexal AG, one of the leading generic pharmaceutical companies in Europe;

                  WHEREAS, on February 20, 2005, Novartis U.S. and Santo entered into the Agreement for Purchase and Sale of Stock of Eon Labs, Inc. (the "Santo Sale Agreement"), pursuant to which Novartis U.S. agreed to purchase the Santo Shares, which shares represent approximately 67.5% of the issued and outstanding common stock of Eon;

                  WHEREAS, on February 20, 2005, Eon, Novartis U.S. and Zodnas entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Zodnas has commenced a tender offer (the "Tender Offer") to purchase all of the outstanding shares of Eon common stock other than the Santo Shares (the "Public Shares") at $31 per share, and, if a majority of the Public Shares are purchased in the Tender Offer, to merge Zodnas with and into Eon in a transaction in which the remaining holders of Eon common stock would receive $31 per share (the "Merger");

                  WHEREAS, the Merger Agreement amended the Confidentiality Agreement to permit Novartis U.S. and Zodnas, in the event that less than a majority of the Public Shares are tendered and accepted for purchase in the Tender Offer, thereafter to make additional acquisitions of Public Shares that are voluntary to the sellers through open market purchases or

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tender offers, but to prohibit Novartis U.S. and Zodnas from effecting a merger transaction with Eon unless (i) a majority of the remaining outstanding Public Shares vote in favor of such a merger transaction or (ii) Novartis U.S. and its subsidiaries own, at that time, at least 90% of Eon's outstanding common stock, provided that the consideration to be received by the holders of Public Shares in any merger transaction described in (ii) above will be at least $31 per share;

                  WHEREAS, on May 23, 2005, Zodnas commenced the Tender Offer pursuant to the Merger Agreement;

                  WHEREAS, on May 23, 2005, Eon filed with the Securities and Exchange Commission and disseminated to Eon shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") in response to the Tender Offer;

                  WHEREAS, on May 27, 2005, Plaintiffs filed the Amended Complaint in the Action seeking, among other things, preliminary and permanent injunctive relief, and monetary damages on the alleged grounds that the Defendants owed and breached fiduciary duties of loyalty and due care to Eon's public shareholders in connection with their negotiation, entry into, or approval of the Merger Agreement, the Santo Sale Agreement, and the Hexal Sale Agreement, and that Defendants owed and breached a duty of disclosure in connection with the Schedule 14D-9;

                  WHEREAS, on May 27, 2005, Plaintiffs filed a motion for preliminary injunction in the Action, seeking an order preliminarily enjoining Defendants from consummating the Tender Offer and the Merger;

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                  WHEREAS, the parties thereafter engaged in expedited discovery proceedings in the Action, including the production of hundreds of thousands of pages of documents and the depositions of seven witnesses, including four of Eon's directors, Thomas Strungmann, Frank Beelitz, Mark R. Patterson and Douglas
M. Karp, as well as representatives of Novartis, Goldman Sachs International and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

                  WHEREAS, on July 1, 2005, in response to Plaintiffs' opening brief in support of their motion for a preliminary injunction, Eon filed an amendment to the Schedule 14D-9 in which Eon disclosed certain additional facts that Plaintiffs contended should have been disclosed in the Schedule 14D-9;

                  WHEREAS, following negotiations between counsel for the parties in the Action, an agreement in principle has been reached providing for the settlement of the Action on the terms and conditions set forth below; and

                  WHEREAS, counsel for the parties believe that the proposed settlement (the "Settlement") is in the best interests of the parties and of Eon and its public stockholders;

                  IT IS HEREBY AGREED IN PRINCIPLE AS FOLLOWS:

1. Plaintiffs' counsel have been offered the opportunity to review the Schedule 14D-9 and amendments thereto filed by Eon in response to the Tender Offer and to suggest further additions thereto, and the Schedule 14D-9 has been amended in certain respects in response to Plaintiffs' counsel's suggestions.

2. Novartis has extended the expiration date of the Tender Offer until at least July 15, 2005 and has publicly announced such extension in a press release that informs Eon's

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

shareholders that the Schedule 14D-9 has been supplemented and that Eon shareholders' right to withdraw tendered shares will expire on July 15, 2005, unless otherwise extended.

3. The last sentence of Section 1.1(b) of the Merger Agreement will be deemed modified to provide as follows:

              On the Acceptance Date, the Confidentiality Agreement, dated as of February 11, 2005, by and between Novartis and the Company (the "CONFIDENTIALITY AGREEMENT") shall be amended such that the fifth paragraph thereof shall permit Novartis and Merger Sub to make acquisitions of Public Shares that are voluntary to the holders of Public Shares (such as by means of legally permissible open market purchases or tender offers), but shall not permit Novartis to cause a merger transaction (or other business combination) to be effected which would cancel Public Shares unless (i) a majority of the Public Shares outstanding at that time votes in favor of such a transaction and the Company shall have received an opinion of an independent, nationally recognized investment banking firm that the consideration offered in such transaction is fair to the holders of the Public Shares from a financial point of view, or
              (ii) Novartis and its Subsidiaries shall, at that time, own at least 90% of the outstanding Company Common Stock, provided that the consideration to be received by the holders of Public Shares in any such transaction described in (i) or (ii) above shall be at least equal to the Offer Price per Public Share.

4. The Restricted Period as defined in the Confidentiality Agreement shall be defined as the period from February 11, 2005 through August 11, 2006.

5. Novartis U.S. and Zodnas shall use commercially reasonable efforts, following the Acceptance Date (as defined in the Merger Agreement) and until the earlier of (i) the Effective Time (as defined in the Merger Agreement) or (ii) August 11, 2006, to keep Eon's common stock quoted for trading on the NASDAQ National Market, as long as Eon satisfies the NASDAQ National Market listing standards (other than standards entirely within Eon's control); provided, however, that nothing in the preceding clause shall prohibit Novartis from making voluntary acquisitions of Public Shares in accordance with paragraph 3 above, and provided,

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

further that in connection with any such voluntary acquisitions of Public Shares Novartis shall take into account the potential for such transactions to result in Eon's inability to satisfy NASDAQ National Market listing standards.

6. The parties to the Action will attempt in good faith to agree upon and execute an appropriate stipulation of settlement (the "Stipulation") and such other documentation as may be required in order to obtain final Court approval of the Settlement and dismissal of the Action upon the terms set forth in this Memorandum of Understanding (collectively, the "Settlement Documents"). The Stipulation will expressly provide, INTER ALIA, for: (a) certification of a non opt-out class for settlement purposes pursuant to Chancery Court Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all public stockholders of Eon (other than the Defendants and their affiliates, successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them) during the period from February 20, 2005 through the later of (i) the expiration of the Tender Offer (including any subsequent offering period after the Expiration Date in accordance with Section 1.1(b) of the Merger Agreement) or (ii) the Effective Time of the Merger (as defined in Section 2.2 of the Merger Agreement) (the "Class"); (b) entry of a judgment of dismissal with prejudice and on the merits; and (c) a complete release and settlement of all claims that Plaintiffs and the members of the Class (in their capacities as Eon stockholders) may have against any of the Defendants and their respective families, predecessors, successors, parent entities, subsidiaries, affiliates, general or limited partners or partnerships, and agents (including, without limitation, any past or present officers, directors, stockholders, employees, advisors, accountants, attorneys, consultants, investment bankers or commercial bankers of any of the foregoing) and any of their

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respective heirs, executors, administrators, trustees, personal representatives, estates, successors or assigns, which have been or could have been asserted in any tribunal relating to any of the subject matters described in the Amended Complaint in the Action (the "Released Claims"). The Released Claims will include all claims, derivative or direct, whether based on federal, state, local, statutory, common, foreign or international law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, matured or unmatured, and known or unknown, arising out of or related to: (i) any of the subject matters described in the Amended Complaint, Plaintiffs' motion for a preliminary injunction or any other submission filed by Plaintiffs in the Action; (ii) the entry by Eon and Novartis into the Merger Agreement, the Eon Director Defendants' approval thereof and all actions taken pursuant thereto, including the Tender Offer and the Merger; (iii) the entry by Novartis and the Strungmann family and their affiliates into the Hexal Sale Agreement; or
(iv) the entry by Novartis U.S. and Santo into the Santo Sale Agreement, including claims relating to any of the facts, negotiations, transactions, agreements, disclosures or omissions with respect to any of the matters described in (i), (ii), (iii) or (iv) of this paragraph 6; provided, however, that the Released Claims shall not include any claims for statutory appraisal pursuant to Section 262 of the Delaware General Corporation Law. The Stipulation will further provide that: (a) the Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty to Eon or its stockholders or otherwise and that the Defendants are entering into the Stipulation because the proposed Settlement as described above would eliminate the burden and expense of further litigation, and (b) Plaintiffs' entry into the Proposed Settlement is not an admission as to the lack of merit of any of the claims asserted in the Action. If any claims which are or would be subject to the release and dismissal contemplated by the Stipulation are asserted against any

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person in any court prior to final approval
of the Settlement, Plaintiffs shall join, at the request of Defendants in any motion to dismiss or stay such proceedings.

7. The parties to the Action will present the Settlement Documents to the Court for approval as soon as practicable following execution of this Memorandum of Understanding, and will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Action with prejudice as to all claims asserted or which could have been asserted against Defendants in the Action and without costs to any party (other than counsel fees and expenses as provided in paragraph 9 below). As used herein, "final Court approval" of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal.

8. The consummation of the Settlement is subject to: (a) the drafting and execution of the Settlement Documents; (b) final Court approval (as defined in paragraph 7 above) of the Settlement and dismissal of the Action with prejudice and without awarding costs to any party (except as provided in paragraph 9 below); and (c) Novartis's acceptance of shares for payment under the Tender Offer. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this Memorandum of Understanding shall neither be deemed to prejudice in any way the positions of the parties with respect to the Action nor entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

9. Following the negotiation of the Settlement terms referenced above, the parties negotiated at arm's length and in good faith the attorneys' fees, costs and expenses to be awarded to Plaintiffs' counsel subject to approval by the Court. Plaintiffs' counsel intend to

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apply to the Court in the Action for an award of attorneys' fees, and reimbursement of expenses and disbursements, in an aggregate amount of no more than $850,000 to be paid solely by Zodnas, and Defendants agree not to oppose such application. The amount of fees and expenses awarded by the Court shall be paid to the account of Milberg Weiss Bershad & Schulman, LLP ("Milberg Weiss"), as escrow agent for Plaintiffs' counsel, ten (10) days (or the first business day following the 10th day if not a business day) following the Court's approval of the Settlement and fee award. The funds in escrow shall not be disbursed, but shall accrue interest payable to Plaintiffs' counsel until the fee award becomes final by operation of law or exhaustion of appeals. To the extent such fee award is reduced on appeal, Milberg Weiss shall refund to Zodnas the amount so reduced and any proportionate amount of interest paid thereon.

10. Miscellaneous: (a) this Memorandum of Understanding may be executed in counterparts by any of the signatories hereto, including by fax or telecopy, and as so executed shall constitute one agreement; (b) this Memorandum of Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Delaware without regard to Delaware conflict of laws rules; (c) this Memorandum of Understanding shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns, subject to the conditions set forth herein; (d) each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so; (e) Plaintiffs and their counsel represent and warrant that none of the Released Claims has been assigned, encumbered or in any manner transferred in whole or in part; (f) except as provided herein, the Defendants, shall bear no expenses, costs, damages or fees alleged or incurred by any named plaintiff, any member of the Class or their respective attorneys, experts, advisors, agents or representatives; (g) the

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provisions contained in this Memorandum of Understanding shall not be deemed a presumption, concession or admission by any of the Defendants, of any breach of duty, liability, default or wrongdoing as to any facts or claims alleged or asserted in the Action, or in any other actions or proceedings, or a concession or admission by Plaintiffs as to the lack of merit of any of the claims alleged or asserted in the Action, and shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in the Action or in any other action or proceeding of any nature whatsoever; and (h) this Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

Dated:  July 8, 2005





                                            MILBERG WEISS BERSHAD & SCHULMAN LLP



                                            By: /s/ Seth D. Rigrodsky
                                               ---------------------------------
                                            Seth D. Rigrodsky
                                            919 N. Market Street, Suite 411
                                            Wilmington, Delaware 19801
                                            (302) 984-0597
                                                        -and-
                                            Steven G. Schulman
                                            One Pennsylvania Plaza
                                            New York, NY  10019

                                            Lead Counsel for Plaintiffs

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                                            POTTER ANDERSON & CORROON LLP


                                            By: /s/ Matthew E. Fischer
                                               ---------------------------------
                                            Donald J. Wolfe, Jr.
                                            Matthew E. Fischer
                                            1313 N. Market Street
                                            Wilmington, DE 19801
                                            (302) 984-6015

                                            Attorneys for Defendants Douglas M.
                                            Karp and Mark R. Patterson

                                            THE BAYARD FIRM


                                            By: /s/  Kurt M. Heyman
                                               ---------------------------------
                                            Vernon R. Proctor
                                            Kurt M. Heyman
                                            222 Delaware Avenue, Suite 900
                                            Wilmington, DE 19801
                                            (302) 429-4235

                                            Attorneys for Defendants Eon Labs,
                                            Inc. and Dr. Bernhard Hampl

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                                            ASHBY & GEDDES

                                            By: /s/ Stephen E. Jenkins
                                               ---------------------------------
                                            Stephen E. Jenkins
                                            Richard I.G. Jones, Jr.
                                            222 Delaware Avenue
                                            Wilmington, DE  19801
                                            (302) 654-1888

                                            Attorneys for Defendants Frank F.
                                            Beelitz, Thomas Strungmann and Santo
                                            Holdings (Deutschland) GmBH


                                            RICHARDS, LAYTON & FINGER, P.A.


                                            By: /s/ Gregory P. Williams
                                               ---------------------------------
                                            Gregory P. Williams
                                            One Rodney Square
                                            P.O. Box 551
                                            Wilmington, Delaware 19899

                                            Attorneys for Novartis Defendants

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